Prime Lightworks Inc.

ANNUAL REPORT

444 Somerville Ave

Somerville, MA 02143

0

https://www.primelightworks.com/

This Annual Report is dated May 2, 2022.

BUSINESS

Prime Lightworks is developing propulsion systems for space satellites and launch vehicles that are both fully reusable and produce zero CO2 emissions. Our vision is to enable sustainable space travel by developing green hydrogen (H2) propulsion based on solar energy storage as fuel generation for a circular clean aerospace economy. We have a patent pending with USPTO and internationally on our CubeSat version of the NASA-tested radio frequency (RF) resonant cavity thruster. While test measurements of standard electrically conductive RF cavity resonator prototypes do not yet show significant propulsive thrust, we are continuing plans to develop superconducting RF cavity resonator prototypes, which could increase RF performance and thrust production to enable proof-of-concept performance and commercial viability. We are also expanding our aerospace propulsion technology portfolio to include H2 rocket engine development, with the goal of making fully reusable satellite rocket launch vehicles based on fully renewable green hydrogen fuel with zero CO2 emissions.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000.00

Number of Securities Sold: 4,000,000
Use of proceeds: Startup Costs
Date: October 06, 2015
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $15,000.00
Number of Securities Sold: 705,883
Use of proceeds: Startup Costs
Date: January 01, 2016
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $6,450.93
Number of Securities Sold: 303,573
Use of proceeds: Startup Costs
Date: May 30, 2016
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,800.00
Number of Securities Sold: 16,000
Use of proceeds: Research & Development
Date: November 14, 2017
Offering exemption relied upon: Rule 701

Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,200.00
Number of Securities Sold: 8,000
Use of proceeds: Research & Development
Date: November 14, 2017
Offering exemption relied upon: Rule 701

Type of security sold: Convertible Note
Final amount sold: $13,549.07
Use of proceeds: Startup Costs
Date: May 30, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: June 15, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Research & Development
Date: July 12, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Research & Development
Date: July 28, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $300,000.00
Use of proceeds: Research & Development
Date: July 29, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $200,000.00
Use of proceeds: Research & Development
Date: August 31, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: August 31, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: September 30, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: November 14, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $250,000.00
Use of proceeds: Research & Development
Date: May 08, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $300,000.00
Use of proceeds: Research & Development
Date: June 21, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: February 01, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $125,000.00
Use of proceeds: Research & Development
Date: May 10, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: July 17, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: August 28, 2019
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $83,487.68
Number of Securities Sold: 43,430
Use of proceeds: Research & Development
Date: January 21, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $53,020.28
Number of Securities Sold: 26,599
Use of proceeds: Research & Development
Date: February 27, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock

Type of security sold: Equity
Final amount sold: $24,402.76
Number of Securities Sold: 12,303
Use of proceeds: Research & Development
Date: April 3, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $14,459.14
Number of Securities Sold: 7,172
Use of proceeds: Research & Development
Date: April 23, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $39,039.06
Number of Securities Sold: 19,268
Use of proceeds: Research & Development
Date: May 18, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $60,102.56
Number of Securities Sold: 30,509
Use of proceeds: Research & Development
Date: August 6, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $32,774.60
Number of Securities Sold: 16,783
Use of proceeds: Research & Development
Date: September 9, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $23,187.36
Number of Securities Sold: 11,841
Use of proceeds: Research & Development
Date: September 22, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock

Type of security sold: Equity
Final amount sold: $39,510.80
Number of Securities Sold: 20,189
Use of proceeds: Research & Development
Date: October 21, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $32,191.62
Number of Securities Sold: 16,195
Use of proceeds: Research & Development
Date: November 12, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $60,973.94
Number of Securities Sold: 30,867
Use of proceeds: Research & Development
Date: December 21, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $147,514.54
Number of Securities Sold: 76,303
Use of proceeds: Research & Development
Date: January 14, 2021
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $161,166.16
Number of Securities Sold: 82,545
Use of proceeds: Research & Development
Date: February 9, 2021
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $272,624.52
Number of Securities Sold: 140,732
Use of proceeds: Research & Development
Date: March 11, 2021
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock

Type of security sold: Equity
Final amount sold: $14,632.18
Number of Securities Sold: 7,452
Use of proceeds: Research & Development
Date: April 8, 2021
Offering exemption relied upon: Regulation Crowdfunding

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Overview

The Company is pre-revenue and has been incurring expenses to support our prototype research and development test campaign and satellite electric propulsion system go-to-market sales strategy. Since inception the Company has participated in the following incubator programs (Y Combinator; Greentown Labs; Cleantech Open; and Starburst Accelerator) and obtained funding through these programs and through our founder and officers.

Since incorporating in 2015, Prime Lightworks has raised $1.878M seed funding from founders, angel investors, and venture capital, in addition to $1.059M disbursed from our StartEngine Regulation Crowdfunding campaign as of April 30, 2022. We have prior authorization through Board Consent to raise an additional $1.725M seed funding through Simple Agreement for Future Equity (SAFE). Based on the success of this StartEngine Regulation Crowdfunding campaign, funds raised from the crowdfunding campaign now make up 100% of the total funds our Company has after fundraising.

Results of Operations

The Company's net revenues for the year ended December 31, 2021 and 2020 were $0. Since January 1, 2022 the Company has generated revenue in the amount of $0.

The Company's operating expenses consist of aerospace propulsion prototype R&D expenses, advertising & marketing, legal & professional services, payroll expenses, rent & lease expenses. Operating expenses in 2021 amounted to $374,106, a 16.3% decrease from $446,768 in 2020. The Company's advertising & marketing expenses increased from $45,313 in 2020 to $56,057 in 2021. The Company's legal & professional services decreased from $106,624 in 2020 to $53,536 in 2021. The Company's payroll expenses decreased from $202,502 in 2020 to $200,142 in 2021. The Company's rent & lease expenses decreased from $48,478 in 2020 to $35,842 in 2021. As a result, the Company's net loss from operations was $395,847.41 in 2021, a 27.4% decrease from losses of $545,408 in 2020. The Company's accumulated deficit in 2021 amounted to $2,338,012, a 30.4% increase from the accumulated deficit of $1,792,604 in 2020.

Liquidity and Capital Resources

As of December 31, 2021, the Company had cash in the amount of $50,420. Cash went from $22,308 in 2020 to $50,420 in 2021 as the Company continued spending on payroll and acquisition of capital assets including propulsion hardware, prototype electronics, and thrust measurement equipment.

The Company had approximately $21,719 cash on hand as of April 30, 2022. In 2021, the Company spent approximately $374,106 in twelve months with an average burn rate of $31,176. In 2021, the Company has spent approximately $94,454 in 4 months with an average burn rate of $23,614. Currently, we estimate our burn rate (net cash out) to be on average between $22,000 - $32,000 per month. The Company intends to raise additional funds through a future Regulation Crowdfunding offering and by offering additional SAFE Notes.

On December 20, 2019, the Company launched our first Regulation Crowdfunding campaign on StartEngine, which closed on April 24, 2021. As of December 31, 2021, the Company had received disbursements in the amount of $1,059,087 from StartEngine Regulation Crowdfunding. As of April 30, 2022, the Company has received disbursements in the amount of $1,059,087 from StartEngine Regulation Crowdfunding. This investment capital has allowed the Company to remain liquid and maintain normal business operations.

On May 12, 2020, the Company received a Paycheck Protection Program (PPP) loan in the amount of $47,838 from Wells Fargo through the Small Business Administration (SBA). The loan had an interest rate of 1.00% and an outstanding balance of $0 as of December 31, 2021. The Company intends to raise additional equity capital in the future, pending R&D and customer milestones. As of December 31, 2021, the Company had cash in the amount of $50,420. As of April 30, 2022, the Company had cash in the amount of $21,719. As of June 17, 2021, the Company had applied for full forgiveness for the Wells Fargo PPP Loan. As of June 28, 2021, the U.S. Small Business Administration (SBA) had approved the Company application for (PPP) loan forgiveness. As of April 30, 2022, the outstanding balance of the Wells Fargo PPP Loan was $0.

The Company has a credit card from Wells Fargo with an interest rate of 12.49% on purchases and an outstanding balance of $10,010 as of December 31, 2021. As of April 30, 2022, the outstanding balance was $19,379.

The Company has a credit card from American Express with an interest rate of 18.49% on purchases and an outstanding balance of $144 as of December 31, 2021. As of April 30, 2022, the outstanding balance was $144.

The Company has a credit card from Capital One with an interest rate of 17.24% on purchases and an outstanding balance of $0 as of December 31, 2021. As of April 30, 2022, the outstanding balance was $2,000.

The Company has a PayPal loan with an interest rate of 19.99% on purchases and an outstanding balance of $0 as of December 31, 2021. As of April 30, 2022, the outstanding balance was $0.

The Company has a convertible note that bears no interest and an outstanding balance of $13,549 as of December 31, 2021. As of April 30, 2022, the outstanding balance was $13,549.

The Company has received $1,825,000 from convertible SAFE notes as of December 31, 2021. As of April 30, 2022, the outstanding balance of convertible SAFE notes was $1,825,000.

The Company previously had a Loan from Shareholders with no interest rate and no maturity date and an outstanding balance of $0 as of December 31, 2021. As of April 30, 2022, the outstanding balance was $25,000.

The Company previously had a Paycheck Protection Program (PPP) loan from Wells Fargo with an interest rate of 1.00% and an outstanding balance of $0 as of December 31, 2021. As of April 30, 2022, the outstanding balance was $0.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $50,420.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SAFE Notes
Amount Owed: $1,825,000.00
Interest Rate: 0.0%
Maturity Date: N/A
The company received $1,825,000 from convertible SAFE notes as of April 30, 2022.

Creditor: Convertible Notes
Amount Owed: $13,549.07
Interest Rate: 0.0%
Maturity Date: May 30, 2026
The company also has a convertible note that bears no interest and an outstanding balance of $13,549.07 as of April 30, 2022.

Creditor: Loan from Shareholders
Amount Owed: $0.00
Interest Rate: 0.0%
Maturity Date: N/A
The Company previously had a Loan from Shareholders with no interest rate and no maturity date and an outstanding balance of $0 as of December 31, 2021. The Company received a Loan from Shareholders in the amount of $25,000 with no interest and no maturity date and an outstanding balance of $25,000 as of April 30, 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kyle Bernard Flanagan

Kyle Bernard Flanagan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Sole Director
Dates of Service: October 5, 2015 - Present
Responsibilities: Authorize board consents, elect officers, authorize equity incentive plan, authorize fundraising.

Position: CEO, President, CFO/Treasurer, Secretary
Dates of Service: October 5, 2015 - Present
Responsibilities: Authorize engagements, file tax forms, manage employees, manage budget, intellectual property protection, prototype development, generate growth/users/revenue.
Executive Salary: $120,000 per year.
Equity: 4,001,304 shares.

Name: Peter Clinton Dohm

Peter Clinton Dohm's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP Engineering
Dates of Service: May 17, 2019 - Present
Responsibilities: Prototype R&D, avionics RF power electronics hardware development.
Officer Salary: $67,500 per year.
Equity: 24,000 shares; 16,000 options.

Position: RF Design Engineer
Dates of Service: July 1, 2016 - Present
Responsibilities: Prototype R&D, avionics RF power electronics hardware development.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kyle Bernard Flanagan
Amount and nature of Beneficial ownership: 4,001,304

Percent of class: 74.11%

RELATED PARTY TRANSACTIONS

During 2019, the Company received a loan of $17,000 from its shareholders. No agreement was put in place and there was no interest and no maturity date. On March 31, 2021, the Company repaid the loan of $17,000 to its shareholders. As of December 31, 2021, the outstanding balance was $0.

During 2022, the Company received a loan of $25,000 from its shareholders. No agreement was put in place and there is no interest and no maturity date. As of April 30, 2022, the outstanding balance was $25,000.

The Company's CEO and Sole Director, Kyle Bernard Flanagan, purchased a total of 1,304 shares of the Company's Common Stock at a purchase price of $2.06 per share in the StartEngine Regulation Crowdfunding campaign.

OUR SECURITIES

The company has authorized Common Stock, Convertible Security, and Simple Agreement for Future Equity (SAFE). As part of the Regulation Crowdfunding campaign on StartEngine, the Company sold 542,188 shares of Common Stock, with 235,156 shares in 2020 and 307,032 shares in 2021.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,491,172 outstanding.

Voting Rights

Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Material Rights

The total amount of 5,491,172 share of common stock outstanding includes granted but unexercised stock options for 86,000 shares of common stock and unexercised warrants for 5,000 shares of common stock.

Convertible Security

The security will convert into Preferred stock and the terms of the Convertible Security are outlined below:

Amount outstanding: $13,549.07
Maturity Date: May 30, 2026

Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $5,000,000
Material Rights:

There are no material rights associated with Convertible Security.

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000
Material Rights:

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000
Material Rights:

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $375,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000
Material Rights:

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $300,000.00
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000
Material Rights:

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $975,000.00
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000
Material Rights:

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

We are an early stage Company and have no revenues and a limited operating history.

The Company has a short history, no current customers, and no revenue. Prime Lightworks Inc. has incurred a net loss and has had no revenues generated since inception. Further, under the best scenarios, we do not intend do make our first sales prior to 2022, which means we will have no revenues or profits until then, and likely no profits, if at all, for several years after that. If you are investing in this Company, it’s because you think that radio frequency (RF) resonant cavity propulsion is a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We currently do not have any operational products and developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured a prototype for our radio frequency (RF) resonant cavity propulsion system – our only product. Delays or cost overruns in the development of our propulsion systems and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. For instance, we had to rework our system design after the thrust measurements with our initial RF power electronics enclosure in 2018 and 2019 showed false positive results. Further, as we are still in the research and development phase, we may never produce a product that does what we anticipate it do, or even if we do that product may not be marketable. Satellites are prone to satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. Any failure of our system, or even the satellite of our clients could harm us both monetarily and make us suffer reputational harm. Any of these events could materially and adversely affect our operating performance and results of operations.

We are reliant on one main type of product.

All of our proposed products are variants on one type of product, an electric propulsion system. Our future revenues are therefore dependent upon the market for that system.

This is a new and unproven technology.

Our electric propulsion technology is a completely new product that we have recently introduced into a field currently using conventional satellite propulsion (divided between chemical and electric). Regardless of any current perceptions of the market, it is entirely possible that our electric propulsion technology will not gain significant acceptance with any group of customers.

We face significant market competition.

We will compete with larger, more established companies who currently have products on the market and/or various respective product development programs. Conventional satellite propulsion is divided between chemical (e.g. Northrop Grumman) and electric (e.g. Busek). They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify in the future.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will need to raise additional funds in the future, in order to complete some of our benchmarks described above including, completing the proof of concept measurements, space flight demonstration and manufacture our initial orders. If the Company can’t get those funds, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

We have applied for a utility patent and there is no guarantee the patent will be approved.

The Company's intellectual property such as patent pending, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

We have applied for a patent that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. The Company has applied for a utility patent and three trademarks. The Company owns numerous Internet domain names and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patent pending unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patent pending, trademarks, and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Kyle Bernard Flanagan, our co-founder and Vice President of Engineering, Peter Clinton Dohm, and our engineering and production teams. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these services could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Prime Lightworks Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Prime Lightworks Inc. could harm our reputation and materially negatively impact our financial condition and business.

Majority of outstanding Common Stock and granted stock options held by our CEO

To date, the Company's CEO and Sole Director, Kyle Bernard Flanagan, owns 4,000,000 shares of Common Stock which represents 80.84% of the issued Common Stock, granted stock options, and outstanding warrants. Mr. Flanagan currently holds 80.84% of the Company's voting stock and at the conclusion of this offering will continue to hold a majority of the Company's Common Stock and granted stock options. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace hardware development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections or forward looking statements include, but are not limited to, the timing for our launch, receiving government grants, getting new customers, and revenues. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Prime Lightworks Inc.

By /s/ *KYLE BERNARD FLANAGAN*

Name: Prime Lightworks Inc.

Title: PRESIDENT & CEO

Exhibit A

FINANCIAL STATEMENTS

Prime Lightworks Inc.
Financial Statements 2021

December 31, 2021 vs. December 31, 2020

	December 31, 2021	December 31, 2020
Total Assets	$115,467.70	$179,538.18
Cash Equivalents	$50,420.37	$48,277.18
Accounts Received	$0.00	$0.00
Short Term Debt	$36,021.89	$194,206.72
Long Term Debt	$1,838,549.00	$1,903,387.00
Revenue	$0.00	$0.00
COGS	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Income	($395,847.41)	($545,408.47)

Prime Lightworks Inc.
Balance Sheet
December 31, 2021 vs. December 31, 2020

	Total As of Dec 31, 2021	Total As of Dec 31, 2020
ASSETS		
Current Assets		
Bank Accounts		
BUSINESS CHECKING (4884)	50,420.37	22,307.55
BUSINESS MARKET RATE SAVINGS (3614)	0.00	0.00
BUSINESS PLATINUM SAVINGS (3598)	0.00	0.00
Total Bank Accounts	**$ 50,420.37**	**$ 22,307.55**
Total Current Assets	**$ 50,420.37**	**$ 22,307.55**
Fixed Assets		
Accumulated Depreciation	-418,795.50	-349,216.39
Computers & Equipment	51,311.53	51,311.53
Furniture & Fixtures	11,966.97	11,966.97
Hardware Machining	77,700.98	75,867.07
Software	65,207.15	65,207.15
Test Equipment	193,895.32	193,895.32
Test Hardware	80,413.88	78,882.35
Total Fixed Assets	**$ 61,700.33**	**$ 127,914.00**
Other Assets		
Crowdfunding Deposits Held in Escrow	0.00	25,969.63
Organizational Costs	3,347.00	3,347.00
Start-up Costs	0.00	0.00
Total Other Assets	**$ 3,347.00**	**$ 29,316.63**
TOTAL ASSETS	**$ 115,467.70**	**$ 179,538.18**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	25,867.42	170,640.46
Total Accounts Payable	**$ 25,867.42**	**$ 170,640.46**
Credit Cards		
AMEX CREDIT 11006	143.98	143.98
AMEX CREDIT 71000	0.00	0.00
BUSINESS CARD (5276)	10,010.49	20,616.55
BUSINESS LINE OF CREDIT (2538)	0.00	0.00
CAP1 CREDIT 4643	0.00	2,805.73
Total Credit Cards	**$ 10,154.47**	**$ 23,566.26**
Other Current Liabilities		
Paypal Loan	0.00	0.00
Total Other Current Liabilities	**$ 0.00**	**$ 0.00**
Total Current Liabilities	**$ 36,021.89**	**$ 194,206.72**

Long-Term Liabilities		
Convertible Notes	1,838,549.00	1,838,549.00
Loan from Shareholders	0.00	17,000.00
Wells Fargo PPP Loan	0.00	47,838.00
Total Long-Term Liabilities	**$ 1,838,549.00**	**$ 1,903,387.00**
Total Liabilities	**$ 1,874,570.89**	**$ 2,097,593.72**
Equity		
Additional Paid In Capital	32,021.00	32,021.00
Common Stock	1,067,137.20	471,199.80
Equity Issuance Cost	-71,460.37	-30,322.73
Opening Balance Equity	0.00	0.00
Retained Earnings	-2,338,012.01	-1,792,603.54
Treasury Stock	-52,941.60	-52,941.60
Net Income	-395,847.41	-545,408.47
Total Equity	**-$ 1,759,103.19**	**-$ 1,918,055.54**
TOTAL LIABILITIES AND EQUITY	**$ 115,467.70**	**$ 179,538.18**

Saturday, Apr 30, 2022 05:22:37 PM GMT-7 - Accrual Basis

Prime Lightworks Inc.
Profit and Loss
January - December 2021 vs. January - December 2020

	Total	Total
Income	Jan 1 - Dec 31, 2021	Jan 1 - Dec 31, 2020
Total Income		
Gross Profit	**$ 0.00**	**$ 0.00**
Expenses		
Advertising & Marketing	56,057.03	45,313.17
Automobile	0.00	36.00
Bank Charges & Fees	291.00	174.76
Dues & Subscription	3,831.71	6,434.64
Insurance	5,581.00	4,225.50
Interest Expense	961.33	4,641.21
IT Services	0.00	4,265.00
Legal & Professional Services	53,536.26	106,624.03
Meals & Entertainment	0.00	27.69
Moving Expense	0.00	1,823.84
Office Expense	8,053.78	7,697.55
Payroll Expenses	0.00	0.00
Officer Compensation	187,500.00	187,500.00
Payroll Taxes	12,642.26	15,001.75
Total Payroll Expenses	**$ 200,142.26**	**$ 202,501.75**
Payroll Processing Fees	1,274.08	2,013.00
Rent & Lease	35,841.94	48,477.94
Shipping	1,569.40	102.64
Small Equipment Expensed	1,938.37	4,175.08
Taxes		
CA Taxes	810.00	830.00
DE Franchise Tax	572.00	450.00
MA Taxes	651.13	637.00
Other Taxes	489.59	724.69
Total Taxes	**$ 2,522.72**	**$ 2,641.69**
Travel	1,073.20	1,691.93
Utilities	1,432.22	3,900.50
Total Expenses	**$ 374,106.30**	**$ 446,767.92**
Net Operating Income	**-$ 374,106.30**	**-$ 446,767.92**
Other Income		
Interest Income		0.03
Non-Taxable SBA Grant		2,000.00
PPP Loan Forgiven	47,838.00	
Total Other Income	**$ 47,838.00**	**$ 2,000.03**
Other Expenses		
Depreciation	69,579.11	100,640.58

Total Other Expenses	**$**	**69,579.11**	**$**	**100,640.58**
Net Other Income	**-$**	**21,741.11**	**-$**	**98,640.55**
Net Income	**-$**	**395,847.41**	**-$**	**545,408.47**

Saturday, Apr 30, 2022 05:19:10 PM GMT-7 - Accrual Basis

Prime Lightworks Inc.
Statement of Cash Flows
January - December 2021 & January - December 2020

	Total	Total
OPERATING ACTIVITIES		
Net Income	-395,847.41	-545,408.47
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accumulated Depreciation	69,579.11	100,640.58
Accounts Payable (A/P)	-144,773.04	23,552.42
AMEX CREDIT 11006	0.00	0.00
AMEX CREDIT 71000	0.00	0.00
BUSINESS CARD (5276)	-10,606.06	-5,143.73
CAP1 CREDIT 4643	-2,805.73	-5,918.60
Paypal Loan	0.00	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 88,605.72**	**$ 113,130.67**
Net cash provided by operating activities	**-$484,453.13**	**-$432,277.80**
INVESTING ACTIVITIES		
Hardware Machining	-1,833.91	
Test Hardware	-1,531.53	-5,484.77
Crowdfunding Deposits Held in Escrow	25,969.63	-25,969.63
Net cash provided by investing activities	**$ 22,604.19**	**-$ 31,454.40**
FINANCING ACTIVITIES		
Loan from Shareholders	-17,000.00	
Wells Fargo PPP Loan	-47,838.00	47,838.00
Common Stock	595,937.40	463,149.80
Equity Issuance Cost	-41,137.64	-30,322.73
Net cash provided by financing activities	**$ 489,961.76**	**$ 480,665.07**
Net cash increase for period	**$ 28,112.82**	**$ 16,932.87**
Cash at beginning of period	22,307.55	5,374.68
Cash at end of period	**$ 50,420.37**	**$ 22,307.55**

Saturday, Apr 30, 2022 10:50:29 PM GMT-7

Prime Lightworks Inc. - Common Stock

Effective 12/31/2021

Certificate ID	Shareholder Name	Security Name	Issue Date	Certificate Origin	Purchase Price	Shares Issued	Invested Capital	Approval Date	Repurchased	Repurchase Date	Outstanding Shares
CS-1	Kyle Bernard Flanagan	Common	10/06/2015	Original Common Issuance	$0.00	4,000,000	$10,000.00		0		4,000,000
CS-2	William R. Elkman	Common	01/01/2016	Original Common Issuance	$0.02	705,883	$15,000.01		176,472	04/03/2017	529,411
CS-3	Y Combinator Investmen	Common	05/30/2016	Original Common Issuance	$0.02	303,573	$6,450.93		0		303,573
CS-4	Peter Clinton Dohm	Common	11/14/2017	Exercise of 16000 Shares from OG-3	$0.30	16,000	$4,800.00		0		16,000
CS-4-A	Peter Clinton Dohm	Common	11/14/2017	Exercise of 8000 Shares from OG-3-A	$0.40	8,000	$3,200.00		0		8,000
CS-5	StartEngine Secure LLC	Common	01/21/2020	Original Common Issuance	$1.92	43,430	$83,487.68		0		43,430
CS-5-A	StartEngine Secure LLC	Common	02/27/2020	Original Common Issuance	$1.99	26,599	$53,020.28		0		26,599
CS-5-B	StartEngine Secure LLC	Common	04/03/2020	Original Common Issuance	$1.98	12,303	$24,402.76		0		12,303
CS-5-C	StartEngine Secure LLC	Common	04/23/2020	Original Common Issuance	$2.02	7,172	$14,459.14		0		7,172
CS-5-D	StartEngine Secure LLC	Common	05/18/2020	Original Common Issuance	$2.03	19,268	$39,039.06		0		19,268
CS-5-E	StartEngine Secure LLC	Common	08/06/2020	Original Common Issuance	$1.97	30,509	$60,102.56		0		30,509
CS-5-G	StartEngine Secure LLC	Common	09/22/2020	Original Common Issuance	$1.96	11,841	$23,187.36		0		11,841
CS-5-F	StartEngine Secure LLC	Common	09/09/2020	Original Common Issuance	$1.95	16,783	$32,774.60		0		16,783
CS-5-I	StartEngine Secure LLC	Common	11/12/2020	Original Common Issuance	$1.99	16,195	$32,191.62		0		16,195
CS-5-H	StartEngine Secure LLC	Common	10/21/2020	Original Common Issuance	$1.96	20,189	$39,510.80		0		20,189
CS-5-J	StartEngine Secure LLC	Common	12/21/2020	Original Common Issuance	$1.98	30,867	$60,973.94		0		30,867
CS-5-M	StartEngine Secure LLC	Common	03/11/2021	Original Common Issuance	$1.94	140,732	$272,624.52		0		140,732
CS-5-K	StartEngine Secure LLC	Common	01/14/2021	Original Common Issuance	$1.93	76,303	$147,514.54		0		76,303
CS-5-L	StartEngine Secure LLC	Common	02/09/2021	Original Common Issuance	$1.95	82,545	$161,166.16		0		82,545
CS-5-N	StartEngine Secure LLC	Common	04/08/2021	Original Common Issuance	$1.96	7,452	$14,632.18		0		7,452
Total						**5,575,644**	**$1,098,538.14**		**176,472**		**5,399,172**

Exported from:

Shareworks Startup Edition

I, KYLE BERNARD FLANAGAN, the PRESIDENT & CEO of PRIME LIGHTWORKS INC., hereby certify that the financial statements of PRIME LIGHTWORK INC. and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2nd of May 2021.

DocuSigned by:
Kyle Bernard Flanagan
182DFFA74EE0421... (Signature)

President & CEO (Title)

5/2/2022 (Date)

CERTIFICATION

I, KYLE BERNARD FLANAGAN, Principal Executive Officer of Prime Lightworks Inc., hereby certify that the financial statements of Prime Lightworks Inc. included in this Report are true and complete in all material respects.

KYLE BERNARD FLANAGAN

PRESIDENT & CEO